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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Tower Semiconductor Ltd.

(Name of Issuer)

Ordinary Shares, NIS 1.00 par value per share

(Title of Class of Securities)

M87915-10-0

(CUSIP Number)

Eyal Issaharov Bank Hapoalim B.M. 50 Rothschild Blvd. Tel Aviv 66883, Israel 972-3-5676532	Jennifer Janes Bank Leumi le-Israel B.M. 34 Yehuda Halevi Street Tel Aviv 65546, Israel 972-3-5149419

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. M87915-10-0	13D	Page 2 of 18

1.	Names of Reporting Persons. Bank Hapoalim B.M. I.R.S. Identification Nos. of above persons (entities only). Not applicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization - Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power - 102,012,197
8. Shared Voting Power - 448,298
9. Sole Dispositive Power - 102,012,197
10. Shared Dispositive Power - 448,298

11.	Aggregate Amount Beneficially Owned by Each Reporting Person - 102,460,495
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) - 39.1% (1)
14.	Type of Reporting Person (See Instructions) BK

(1)	Based on ordinary shares outstanding as at July 31, 2008, as adjusted to reflect the issuance of ordinary shares to former shareholders of Jazz Technologies, Inc., as reported by the Issuer in its 424(b)(3) Prospectus filed on August 12, 2008 under Registration Statement No. 333-151919 and calculated in accordance with Rule 13d-3(d)(1)(i).

CUSIP No. M87915-10-0	13D	Page 3 of 18

1.	Names of Reporting Persons. Tarshish Hahzakot Vehashkaot Hapoalim Ltd. I.R.S. Identification Nos. of above persons (entities only). Not applicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization - Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power - 0
8. Shared Voting Power - 448,298
9. Sole Dispositive Power - 0
10. Shared Dispositive Power - 448,298

11.	Aggregate Amount Beneficially Owned by Each Reporting Person - 448,298
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) - less than 0.01% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on ordinary shares outstanding as at July 31, 2008, as adjusted to reflect the issuance of ordinary shares to former shareholders of Jazz Technologies, Inc., as reported by the Issuer in its 424(b)(3) Prospectus filed on August 12, 2008 under Registration Statement No. 333-151919 and calculated in accordance with Rule 13d-3(d)(1)(i).

CUSIP No. M87915-10-0	13D	Page 4 of 18

1.	Names of Reporting Persons. Bank Leumi le-Israel B.M. I.R.S. Identification Nos. of above persons (entities only). Not applicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization - Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power - 101,989,907
8. Shared Voting Power - 0
9. Sole Dispositive Power - 101,989,907
10. Shared Dispositive Power - 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person - 101,989,907
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) - 39.0% (1)
14.	Type of Reporting Person (See Instructions) BK

(1)	Based on ordinary shares outstanding as at July 31, 2008, as adjusted to reflect the issuance of ordinary shares to former shareholders of Jazz Technologies, Inc., as reported by the Issuer in its 424(b)(3) Prospectus filed on August 12, 2008 under Registration Statement No. 333-151919 and calculated in accordance with Rule 13d-3(d)(1)(i).

Item 2.	Identity and Background

See Schedules A and B below, which Schedules have been amended to read in their entirety as set forth below.

Item 3.	Source and Amount of Funds or Other Consideration

The following paragraph is hereby added to this Item 3:

This Amendment No. 2 to this Statement relates to a further debt restructuring that became effective on September 9, 2008 (the “2008 Debt Restructuring”) whereby each of Hapoalim and Leumi converted all US $15,000,000 of loans separately made by each Bank to Tower pursuant to separate equipment finance facilities and approximately US $85,000,000 of loans made to Tower pursuant to the Facility Agreement (which was further amended and restated effective September 29, 2008) (the “2008 Restated Facility Agreement”) into a Capital Note in the principal amount of US $100,000,000, each such Capital Note being convertible into 70,422,535 Ordinary Shares.

Item 4.	Purpose of Transaction

The following paragraph is hereby added to this Item 4:

The purpose of the acquisition of the Capital Notes was to effectuate the 2008 Debt Restructuring.

Item 5.	Interest in Securities of the Issuer

The following paragraphs (a)(1) and (a)(2) of this Item 5 are hereby amended to read in their entirety as follows:

(a) (1)	Leumi is the beneficial owner of 101,989,907 Ordinary Shares, consisting of 96,409,377 Ordinary Shares issuable upon conversion of its currently convertible Capital Notes and 5,580,530 Ordinary Shares issuable upon exercise of its currently exercisable warrants. Leumi’s ownership represents approximately 39.0% of the Ordinary Shares outstanding based on the most recently available filing with the Securities and Exchange Commission (the “Commission”) by Tower and calculated in accordance with rule 13d-3(d)(1)(i).

(2)	Hapoalim is the beneficial owner of 102,460,495 Ordinary Shares, consisting of 96,409,377 Ordinary Shares issuable upon conversion of its currently convertible Capital Notes and 6,051,118 Ordinary Shares issuable upon exercise of currently exercisable warrants (including warrants to purchase 5,602,820 Ordinary Shares held by Hapoalim and a warrant to purchase 448,298 Ordinary Shares held by Tarshish, its wholly-owned subsidiary). Hapoalim (and Tarshish’s ownership, as aforesaid) represents approximately 39.1% of the Ordinary Shares outstanding based on the most recently available filing with the Commission by Tower and calculated in accordance with rule 13d-3(d)(1)(i).

The following paragraphs (b)(1) and (b)(2) of this Item 5 are hereby amended to read in their entirety as follows:

(b) (1)	Leumi has sole voting and dispositive power over 101,989,907 Ordinary Shares consisting of 96,409,377 Ordinary Shares issuable upon conversion of currently convertible Capital Notes and 5,580,530 Ordinary Shares issuable upon exercise of currently exercisable warrants to purchase Ordinary Shares.

(2)	Hapoalim has sole voting and dispositive power over 102,012,197 Ordinary Shares consisting of 96,409,377 Ordinary Shares issuable upon conversion of currently convertible Capital Notes and 5,602,820 Ordinary Shares issuable upon exercise of currently exercisable warrants and Hapoalim and Tarshish share voting and dispositive power over 448,298 Ordinary Shares issuable upon exercise of a currently exercisable warrant held by Tarshish.

The following paragraphs are hereby added to the end of this Item 5:

Neither the filing of this Amendment No. 2 to this Statement nor any of its contents shall be deemed to constitute an admission by any Reporting Person (as defined above) that any such Reporting Person and any other persons or entities constitute a “group” for purposes of Section 13(d) of the Exchange Act and the rules promulgated thereunder. Further, the filing of this Amendment No. 2 to this Statement shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any Ordinary Shares other than those Ordinary Shares over which the Reporting Person has voting and dispositive power, as reported herein. Other than Hapoalim’s interest in Tarshish, each Reporting Person disclaims any pecuniary interest in any securities of Tower owned by any other Reporting Person, and expressly disclaims the existence of a group.

Without limiting the generality of the foregoing, although each Bank entered into an Amendment No. 1 to its Tag Along Agreement with Israel Corporation Ltd. (“TIC”), Tower’s largest shareholder, each as described in Item 6 below, each of the Reporting Persons expressly disclaims the existence of a group with TIC. Based on Amendment No. 7, dated September 25, 2008, to TIC’s Statement on Schedule 13D with respect to the Ordinary Shares, TIC may be deemed to have voting and dispositive control over approximately 63.2% of the Ordinary Shares. Leumi owns ordinary shares in TIC representing 17.96% of TIC’s issued share capital (18.16% of the voting rights) and a representative of Leumi is a member of TIC’s board of directors.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The seventh paragraph of this Item 6 is hereby amended to read in its entirety as follows:

As part of the 2008 Debt Restructuring, the spread over LIBOR applicable to Tower’s quarterly interest payments on its remaining approximately $200 million of loans to the Banks was increased by 1.4 percentage points back to 2.5% from 1.1%, effective September 29, 2008. The 2008 Restated Facility Agreement provides that, subject to the conditions described below, Tower will issue to the Banks on January 30, 2011 such number of shares (or Capital Notes or convertible debentures) that equals the aggregate amount of interest that would have been payable but for the decrease in the spread over LIBOR applicable to Tower’s quarterly interest payments on its loans during the period of May 17, 2006 through September 29, 2008 to the Banks (the “2008 Decreased Amount”) divided by the average closing price of the Ordinary Shares during the fourth quarter of 2010 (the “Fourth Quarter 2010 Price”). If, during the second half of 2010, the closing price of Tower’s Ordinary Shares on every trading day during this period exceeds $3.49, then the Banks will only be granted such number of

Ordinary Shares (or Capital Notes or convertible debentures) that equals the 2008 Decreased Amount divided by 200% of the Fourth Quarter 2010 Price. If, during the period ending December 31, 2010, the Banks sell a portion of the Capital Notes issued to the Banks on September 28, 2006 (or shares issuable upon the conversion of such Capital Notes) at a price per share in excess of $3.49, then the consideration payable for the interest rate reduction will be reduced proportionately. The adjusted 2008 Decreased Amount is $12,086,670, subject to downward adjustment as set forth above.

The first two paragraphs under the heading “Restated Facility Agreement” are hereby amended to read in their entirety as follows:

2008 Restated Facility Agreement

The 2008 Restated Facility Agreement imposes a number of restrictions on Tower, including restrictions on debt, investments, mergers, acquisitions, disposals, prohibitions on the payment of dividends and changes in ownership.

A change of ownership will be deemed to occur if (a) the Lead Investors shall, directly or indirectly through subsidiaries, cease to nominate, in aggregate, more than 50% of the board of directors of Tower (excluding, for this purpose, external directors (Dahaz), 1 (one) independent director under Nasdaq Marketplace Rules, officers of Tower (including the chief executive officer) who are ex-officio directors of Tower and any directors appointed by a purchaser of the Banks’ shares); or (b) at any time TIC shall cease to hold (directly or indirectly through subsidiaries) in the aggregate at least 48,164,483 Ordinary Shares and/or capital notes convertible into Ordinary Shares.

The following is hereby added to the end of this Item 6:

2008 Conversion Agreements and 2008 Capital Notes

On September 25, 2008, each of Leumi and Hapoalim entered into a Conversion Agreement (the “2008 Conversion Agreement”) with Tower pursuant to which each Bank converted $100 million of its loans to Tower into a Capital Note (the “2008 Capital Note”) in the principal amount of $100,000,000 which, in turn, is fully convertible, at any time and from time to time, in whole or in part, into an aggregate of 70,422,535 Ordinary Shares, at an initial conversion price of $1.42 per Ordinary Share. The initial conversion price was 200% of the average of the closing prices of the Ordinary Shares on the NASDAQ Stock Market for the ten trading days prior to August 7, 2008, the date of Tower’s public announcement with respect to its negotiations with the Banks regarding the debt restructuring.

The terms of each 2008 Conversion Agreement and each 2008 Capital Note are substantially similar to those of the comparable Conversion Agreement and Capital Note entered into and issued, respectively, in 2006 except that only the Conversion Agreements in 2006 apply to the issuance of securities by Tower to the Banks in January 2011 with respect to the 2008 Decreased Amount.

The foregoing summary of the 2008 Capital Notes is qualified in its entirety by reference to the form of Capital Note attached as Exhibit 1 to each of the 2008 Conversion Agreements. The 2008 Conversion Agreement entered into between Tower and Hapoalim is included as Exhibit 17 to this Schedule 13D and the Conversion Agreement entered into between Tower and Leumi is included as Exhibit 18 to this Schedule 13D. Each of these Agreements in their entirety is incorporated herein by reference and the summary herein with respect to the 2008 Conversion Agreements is qualified in its entirety by such reference.

Amended and Restated Registration Rights Agreements

The Registration Rights Agreements entered into by Tower with each of the Banks in 2006 were amended and restated principally to provide each Bank with demand registration rights from time to time with respect to all or any portion of such Bank’s Registratable Securities, including Ordinary shares issuable upon conversion of the 2008 Capital Notes. The Amended and Restated Registration Rights Agreements replace and supersede the Registration Rights Agreements entered into on September 28, 2006.

The foregoing summary of the Amended and Restated Registration Rights Agreements is qualified in its entirety by reference to the Amended and Restated Registration Rights Agreement entered into between Tower and Leumi which is included as Exhibit 3 to this Schedule 13D and the Amended and Restated Registration Rights Agreement entered into between Tower and Hapoalim which is included as Exhibit 4 to this Schedule 13D. Each of these Amended and Restated Agreements in their entirety is incorporated herein by reference.

Amendments to Tag Along Agreements

On September 25, 2008, each Bank and TIC entered into an Amendment No. 1 to each Tag Along Agreement entered into in 2006, so as to include the 2008 Capital Note and the Ordinary Shares issuable on conversion thereof within the tag-along right granted by TIC to each Bank pursuant to each Tag Along Agreement entered into in 2006.

The foregoing summary of Amendment No. 1 to each Tag Along Agreement is qualified in its entirety by reference to Amendment No. 1 to the Tag Along Agreement entered into between TIC and Hapoalim which is included as Exhibit 19 to this Schedule 13D and Amendment No. 1 to the Tag Along Agreement entered into between TIC and Leumi which is included as Exhibit 20 to this Schedule 13D. Each of these Amendments in their entirety is incorporated hereby by reference.

Item 7.	Material to Be Filed as Exhibits

1.	Conversion Agreement, dated September 28, 2006, between Tower Semiconductor Ltd. and Bank Hapoalim B.M.*

2.	Conversion Agreement, dated September 28, 2006, between Tower Semiconductor Ltd. and Bank Leumi le-Israel B.M.*

3.	Amended and Restated Registration Rights Agreement, dated September 25, 2008, between Tower Semiconductor Ltd. and Bank Leumi le-Israel B.M.

4.	Amended and Restated Registration Rights Agreement, dated September 25, 2008, between Tower Semiconductor Ltd. and Bank Hapoalim B.M.

5.	Warrants, each dated August 4, 2005, granted by Tower Semiconductor Ltd. to Bank Leumi le-Israel B.M. and Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.47 to the Annual Report on Form 20-F of Tower Semiconductor Ltd. for the Fiscal Year ended December 31, 2005 (Commission File No: 0-24790)).

6.	First Amendment, dated September 28, 2006, between Tower Semiconductor Ltd. and Tarshish Hahzaka Vehashkaot Hapoalim Ltd. to Warrant dated December 11, 2003.*

7.	First Amendment, dated September 28, 2006, between Tower Semiconductor Ltd. and Bank Leumi le-Israel B.M. to Warrant dated December 11, 2003.*

8.	First Amendment, dated September 28, 2006, between Tower Semiconductor Ltd. and Bank Leumi le-Israel B.M. to Warrant dated August 4, 2005.*

9.	First Amendment, dated September 28, 2006, between Tower Semiconductor Ltd. and Bank Hapoalim B.M. to Warrant dated August 4, 2005.*

10.	Tag Along Agreement, dated September 28, 2006, between Israel Corporation Ltd. and Bank Hapoalim B.M.*

11.	Tag Along Agreement, dated September 28, 2006, between Israel Corporation Ltd. and Bank Leumi le-Israel B.M.*

12.	Agreement, dated September 28, 2006, among Bank Hapoalim B.M., Israel Corporation Ltd., SanDisk Corporation, Alliance Semiconductor Corporation and Macronix International Co. Ltd.*

13.	Agreement, dated September 28, 2006, among Bank Leumi le-Israel B.M., Israel Corporation Ltd., SanDisk Corporation, Alliance Semiconductor Corporation and Macronix International Co. Ltd.*

14.	Joint Filing Agreement among Bank Leumi le-Israel B.M., Bank Hapoalim B.M. and Tarshish Hahzaka Vehashkaot Hapoalim Ltd.*

15.	Warrant, dated September 10, 2007, granted by Tower Semiconductor Ltd. to Bank Hapoalim B.M.**

16.	Warrant, dated September 10, 2007, granted by Tower Semiconductor Ltd. to Bank Leumi le-Israel B.M.**

17.	Conversion Agreement, dated September 25, 2008, between Tower Semiconductor Ltd. and Bank Hapoalim B.M.

18.	Conversion Agreement, dated September 25, 2008, between Tower Semiconductor Ltd. and Bank Leumi le-Israel B.M.

19.	Amendment No. 1, dated September 25, 2008, to Tag Along Agreement, dated September 28, 2006, between Israel Corporation Ltd. and Bank Hapoalim B.M.

20.	Amendment No. 1, dated September 25, 2008, to Tag Along Agreement, dated September 28, 2006, between Israel Corporation Ltd. and Bank Leumi le-Israel B.M.

*	Previously filed with the original filing of this Statement on Schedule 13D

**	Previously filed with the filing of Amendment No. 1 to this Statement on Schedule 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to this statement is true, complete and correct.

October 30, 2008
Date

	/s/ Anat Golan	/s/ Jennifer Janes
Signature	Anat Golan	Jennifer Janes, Adv.
	Senior Manager	Executive Vice President
	Customer Relationship Manager	Group Secretary

Bank Leumi le-Israel B.M.
Name/Title

October 30, 2008
Date

	/s/ Ofer Levy	/s/ Eyal Issaharov
Signature	Ofer Levy	Eyal Issaharov
	Chief Accountant	Deputy Department Manager

Bank Hapoalim B.M.
Name/Title

October 30, 2008
Date

	/s/ Ofer Levy	/s/ Haim Messing
Signature	Ofer Levy	Haim Messing
	Comptroller	Deputy Department Manager

Tarshish Hahzakot ve Hashkaot Hapoalim Ltd.
Name/Title

SCHEDULE A

Information Regarding Senior Officers and Directors of Bank Hapoalim B.M.

Board of Directors

Name	Address	Principal Occupation	Citizenship
Dan Dankner	63 Yehuda Halevi St., Tel Aviv, Israel	Chairman of the Board of Bank Hapoalim B.M.; Chairman of the board of: Israel Salt Industries Ltd., Isracard Ltd., Poalim Capital Markets Ltd.	Israeli

Yair Orgler	63 Yehuda Halevi St., Tel Aviv, Israel	Director in various companies	Israeli

Joseph Dauber	63 Yehuda Halevi St., Tel Aviv, Israel	Director in various companies	Israeli

Ido Joseph Dissentshik	63 Yehuda Halevi St., Tel Aviv, Israel	Director in various companies and Journalist	Israeli

Nira Dror	63 Yehuda Halevi St., Tel Aviv, Israel	Director in various companies	Israeli

Pnina Dvorin	63 Yehuda Halevi St., Tel Aviv, Israel	Lawyer and Companies Director	Israeli

Irit Izakson	63 Yehuda Halevi St., Tel Aviv, Israel	Director in various companies	Israeli

Moshe Koren	63 Yehuda Halevi St., Tel Aviv, Israel	Banking and Financial Advisor	Israeli

Jay Pomrenze	63 Yehuda Halevi St., Tel Aviv, Israel	Director in various companies	USA

Mali Baron	63 Yehuda Halevi St., Tel Aviv, Israel	Director in various companies	Israeli

Nir Zichlinskey	63 Yehuda Halevi St., Tel Aviv, Israel	Director in various companies	Israeli

Leslie Littner	63 Yehuda Halevi St., Tel Aviv, Israel	Independent Adviser on Risk Management	Israeli

Efrat Peled	63 Yehuda Halevi St., Tel Aviv, Israel	CEO – Arison Holdings (1998) Ltd.	Israeli

Oded Sarig	63 Yehuda Halevi St., Tel Aviv, Israel	Director in various companies	Israeli

Ronen Israel	63 Yehuda Halevi St., Tel Aviv, Israel	Director in various companies	Israeli

Senior Officers

Name	Business Address	Principal Occupation	Citizenship
Zvi Ziv	63 Yehuda Halevi St., Tel Aviv, Israel	President and Chief Executive Officer	Israeli

Ofer Levy	63 Yehuda Halevi St., Tel Aviv, Israel	Senior Deputy Managing Director and Chief Accountant	Israeli

David Luzon	63 Yehuda Halevi St., Tel Aviv, Israel	Senior Deputy Managing Director and Head of Information Technology and Operations	Israeli

Ilan Mazur	63 Yehuda Halevi St., Tel Aviv, Israel	Senior Deputy Managing Director and Chief Legal Adviser to the Bank	Israeli

Hanna Pri-Zan	63 Yehuda Halevi St., Tel Aviv, Israel	Senior Deputy Managing Director and Head of Client Asset Management	Israeli

Zion Keinan	63 Yehuda Halevi St., Tel Aviv, Israel	Deputy CEO and Head of Commercial Banking	Israeli

Barry Ben-Zeev	63 Yehuda Halevi St., Tel Aviv, Israel	Senior Deputy Managing Director, Head of Finance (CFO) and Head of Banking Subsidiaries	Israeli

Doron Klausner	63 Yehuda Halevi St., Tel Aviv, Israel	Senior Deputy Managing Director and Head of Human Resources, Logistics and Procurement	Israeli

Alberto Garfunkel	63 Yehuda Halevi St., Tel Aviv, Israel	Senior Deputy Managing Director and Head of International Activity	Israeli

Mario Szuszan	63 Yehuda Halevi St., Tel Aviv, Israel	Senior Deputy Managing Director and Global Treasurer	Israeli

Lilach Asher-Topilsky	63 Yehuda Halevi St., Tel Aviv, Israel	Senior Deputy Managing Director, Head of the Centre for Strategic Management	Israeli

Dan Alexander Koller	63 Yehuda Halevi St., Tel Aviv, Israel	Senior Deputy Managing Director, Head of Risk Management	Israeli

Orit Lerer	63 Yehuda Halevi St., Tel Aviv, Israel	Senior Deputy Managing Director and Chief Internal Auditor of the Bank	Israeli

Yoram Weissbrem	63 Yehuda Halevi St., Tel Aviv, Israel	Secretary of the Bank	Israeli

PRINCIPAL HOLDERS OF THE ISSUED SHARE CAPITAL OF BANK HAPOALIM B.M.

NAME	% OF CAPITAL
ARISON HOLDINGS (1998) LTD	20.02%
ISRAEL SALT INDUSTRIES LTD	5.75%

Arison Holdings (1998) Ltd. - Director Information

Name	Address	Citizenship	Principal Occupation
Irit Izakson	63 Yehuda Halevi St., Tel-Aviv, Israel	Israeli	Director of: Bank Hapoalim B.M., IDB Development B.M., Israel Corporation Ltd.[1], Chemical Industries Ltd.

Shari Arison-Glazer	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israeli & USA	Chairman of the Board of Directors - Arison Holdings (1998) Ltd.

James M. Dubin	c/o Paul Weiss, 1285 Avenue of the Americas, New York, NY	USA	Attorney - Paul Weiss

Michael M. Arison	3655 N.W. 87 Avenue Miami, FL 33178	USA	Chairman and CEO of Carnival Corporation

Jason Arison	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israeli & USA	Vice-Chairman, The Ted Arison Family Foundation (Israel) Ltd.

David Arison	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israeli & USA	Student

1)	Israel Corporation is the largest holder of the Issuer’s ordinary shares

Israel Salt Industries Ltd. - Director Information

Name	Address	Citizenship	Principal Occupation
Dan Dankner	63 Yehuda Halevi St., Tel-Aviv, Israel	Israeli	Chairman of the Board of Bank Hapoalim B.M.

Efrat Peled	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israeli	CEO – Arison Holdings (1998) Ltd.

Nir Zichlinskey	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israeli	Vice President – Arison Holdings (1998) Ltd.

Alon Dankner	P.O box 7 Atlit, Israel	Israeli	Chairman

Iris Dror	15 Tomer St., Reut, Israel	Israeli	Manager at Arison Group

Daliah Rabin	5 Harav Ashi St., Tel-Aviv, Israel	Israeli	Chairman – Rabin Center

Eli Ovadia	69 Sharet St., Afula, Israel	Israeli	Chairman – Airports Authority

Nechama Ronen	Moshav Beit-Herut, Israel	Israeli	Chair – Maman Cargo Terminals and Handling Ltd.

Haim Erez	9A Mendes St., Ramat-Gan, Israel	Israeli	Director in Various Companies

Information Regarding Senior Officers and Directors of Tarshish Hahzakot Vehashkaot Hapoalim Ltd.

Board of Directors

Name	Address	Principal Occupation	Citizenship
Alberto Garfunkel	63 Yehuda Halevi St., Tel Aviv, Israel	Head of International Activity - Bank Hapoalim B.M.	Israeli

Yoram Weissbrem	63 Yehuda Halevi St., Tel Aviv, Israel	Secretary of Bank Hapoalim B.M.	Israeli

Yossi Rubinstein	63 Yehuda Halevi St., Tel-Aviv, Israel	Business development and operation at the Global treasury Division - Bank Hapoalim B.M.	Israeli

SCHEDULE B

I.	Information Regarding Executive Officers and Directors of Bank Leumi le-Israel B.M

Board of Directors

Name	Business Address	Principal Occupation	Citizenship
Eitan Raff	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Chairman of the Board of Directors of Bank Leumi and its subsidiaries	Israeli

Doron Cohen	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	CEO, Co-Op Blue Square Services Corporation Ltd., Economic and Business Consulting	Israeli

Meir Dayan	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Economist, International Business Consulting	Israeli

Moshe Dovrat	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Company Director	Israeli

Zipora Gal Yam	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Economic Consultant, Company Director	Israeli

Arieh Gans	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Professor of Accounting, Tel Aviv University and Company Director	Israeli

Israel Gilead	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Professor of Law, The Hebrew University of Jerusalem	Israeli

Yaacov Goldman	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	C.P.A. (Isr.), Business Consultant and Company Director	Israeli

Rami Avraham Guzman	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Company Director, Public/Government Company Advisor	Israeli

Miri Katz	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Attorney	Israeli

Zvi Koren	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Economic Advisor	Israeli

Jacob Mashaal	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Company Manager	Israeli

Name	Business Address	Principal Occupation	Citizenship
Efraim Sadka	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Professor of Economics, Tel Aviv University	Israeli

Nurit Segal	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Business and Economic Consultant, Company Director	Israeli

Moshe Vidman	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Company Director, Representative in Israel of Revlon, Director of Israel Corporation Ltd.[1]	Israeli

1)	Israel Corporation is the largest holder of the Issuer’s ordinary shares

Executive Officers - Members of Management of Bank Leumi le-Israel B.M.

Name	Business Address	Principal Occupation – Position held with the Bank	Citizenship
Galia Maor	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	President and Chief Executive Officer	Israeli

Zeev Nahari	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Senior Deputy Chief Executive Officer, Acting CEO in the absence of the President and CEO, Chief Financial Officer, Head of Finance, Accounting and Capital Markets, Head of Finance and Economics Division	Israeli

Gideon Altman	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Acting Head of Commercial Banking Division	Israeli

David Bar-Lev	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Head of Human Resources	Israeli

Nahum Bitterman	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Chief Legal Advisor, Head of Legal Division	Israeli

Name	Business Address	Principal Occupation – Position held with the Bank	Citizenship
Zvi Itskovitch	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Head of International and Private Banking Division	Israeli

Baruch Lederman	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Head of Banking Division	Israeli

Itzhak Malach	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Head of Operations, Information Systems and Administration	Israeli

Rakefet Russak-Aminoach	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Head of Corporate Division	Israeli

Menachem Schwartz	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Chief Accounting Officer, Head of Accounting	Israeli

Daniel Tsiddon	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Head of Capital Markets Division	Israeli

II.	Information regarding Persons Controlling Bank Leumi le-Israel B.M.

The Government of Israel on behalf of the State of Israel is currently the only shareholder of the Bank holding 10% or more of the means of control, with 11.48% of the issued share capital of the Bank (14.22% of the voting rights). Pursuant to Israeli law, the Government is required to avoid involvement in the ongoing management of the Bank’s affairs, and the Bank shall not be deemed to be a corporation with governmental participation in its management for the purposes of any law and for all intents and purposes.

Further, under Israeli banking legislation, since September 2004 no person may control a banking corporation without receiving a control permit from the Bank of Israel, and no person may hold 5% or more of the means of control of a banking corporation without receiving a holding permit from the Bank of Israel (until that date, 10%). As of the date of this report, no such control permit has been granted to any of the Bank’s shareholders.